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AUDITORS' REPORT ON RECONCILIATION TO UNITED STATES GAAP

To the Board of Directors of Nevsun Resources Ltd

On March 24, 2008, we reported on the consolidated balance sheets of Nevsun Resources Ltd ("the Company") as at December 31, 2007 and December 31, 2006 and the consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2007 which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental note entitled "Reconciliation with United States Generally Accepted Accounting Principles" included in the Form 40-F. This supplemental note is the responsibility of the Company's management. Our responsibility is to express an opinion on this supplemental note based on our audits.

In our opinion, such supplemental note, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

Vancouver, Canada

March 24, 2008

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

NEVSUN RESOURCES LTD.

Supplementary Information

Reconciliation with United States Generally Accepted Accounting Principles

(Dollar amounts expressed in thousands of United States dollars, except per share amounts)

Years ended December 31, 2007 and 2006

Nevsun Resources Ltd. (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission. There are no measurement differences between Canadian and U.S. GAAP with respect to the Company's consolidated financial statements, as explained as follows:

 (a)

Financial Instruments:

Under Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards No. 115 “Accounting for Certain Investments in Debt and Equity Securities” (FAS 115), the Company’s portfolio of short-term investments would be classified as available-for-sale securities and carried at fair value.  Unrealized holding gains and losses on available-for-sale securities are excluded from operations under U.S. GAAP and reported as a net amount in, other comprehensive income, a separate component of shareholders’ equity until realized. The equivalent Canadian standard, CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement” (HB 3855), was adopted in fiscal 2007.  No difference arises from the adoption of HB 3855.

(b)

Comprehensive income:

Statement of Financial Accounting Standards No. 130 “Reporting Comprehensive Income” (FAS 130) requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.  The equivalent Canadian standard CICA Handbook Section 1530 “Comprehensive Income” (HB 1530) was adopted in fiscal 2007.  No US GAAP difference arises from the adoption of HB 1530.

 (c)

Start up costs:

Under Canadian GAAP, the Company capitalized start up costs of $8,500 incurred during the second quarter of 2006, which were subsequently included in the impairment loss recorded of $80,863.  U.S. GAAP does not permit capitalization of such expenses.  Therefore, under U.S. GAAP, cost of sales before depletion, depreciation and amortization would be increased by $8,500 and the impairment loss would be reduced by $8,500 accordingly.  There would be no impact on the net loss.

(d)  Stripping costs:

The Company has adopted EITF 04-6 “Accounting for stripping costs incurred during production in the Mining Industry” with effect from January 1, 2006 for U.S. GAAP.  Under Canadian GAAP, the Company has adopted EIC 160 “Stripping Costs Incurred in the Production Phase of a Mining Operation”.   Accordingly, no difference has arisen on adoption.

(e)

Mining Assets – Impairment and Business Combinations:

In determining the impairment of the Tabakoto mine, the Company has included cash flows associated with “value beyond proven and probable reserves and resources” and anticipated fluctuations in the future market price of gold  in accordance with the guidance in EIC 04-3 “Mining Assets – Impairment and Business Combinations”.  No Canadian/ U.S. GAAP difference arises as a result.

(f)

Uncertainty in Income Taxes:

In June 2006 the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (FIN 48) which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109,  “Accounting for Income Taxes”.  This interpretation prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return.  The Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination and whether such a position that meets this threshold will be measured at the most likely amount to be realized upon settlement.

FIN 48 is effective for fiscal years beginning after December 15, 2006. In accordance with FIN 48, the Company has evaluated its tax positions and determined there is no material implication to its adoption in 2007.

(g)

Recent U.S. GAAP Accounting Pronouncements:

In September 2006, the FASB issued FAS 157 “Fair Value Measurement” which defines fair value and establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  It is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the implications of the adoption of FAS 157.

In February 2007 the FASB issued Statement of Financial Accounts Standards No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (FAS 159) which permits entities to make an irrevocable election to measure many financial instruments and certain other items at fair value on an instrument by instrument basis.  It is effective for fiscal years beginning after November 2007.  The Company is currently evaluating the implications of the adoption of FAS 157.